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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PANAMERICAN BANCORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

697938 20 7

(Cusip Number)

March 18, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 11776U102

1.	Name of Reporting Person: First BanCorp, 1519 Ponce de León Ave. Santurce, Puerto Rico 00908		I.R.S. Identification Nos. of above persons (entities only): 66-05-61882

2.	Check the Appropriate Box if a Member of a Group: Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Puerto Rico

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 504,491

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 504,491

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,491

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: Not Applicable ☐

11.	Percent of Class Represented by Amount in Row (9): 8.6%

12.	Type of Reporting Person: HC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G ITEMS

Statement under Section 13 (d)-1(b) of the Securities Exchange Act of 1934

Item 1

	(a)	Name of Issuer -	PANAMERICAN BANCORP

	(b)	Address of Issuer -	3475 Sheridan St. Hollywood, FL 33021

Item 2

	(a)	Name of Person Filing	First BanCorp

	(b)	Address of Principal Business Office	1519 Ponce de León Avenue Santurce, Puerto Rico 00908

	(c)	Place of Incorporation	Puerto Rico

	(d)	Title of Class of Securities	Common Stock

	(e)	CUSIP Number	843803 10 7

Item 3
The person filing is a Parent Holding Company in accordance with §240.13d-1(b)(1)(ii)(G)

Item 4	Ownership

	(a)	Amount beneficially owned	504,491[1],[2]

	(b)	Percent of Class	8.6%[3]

	(c)	Number of Shares as to which the person has:

		(i) Sole power to vote or to direct the vote	504,491[1],[2]

		(ii) Shared power to vote or to direct the vote	None

		(iii) Sole power to dispose or to direct the disposition of	504,491[1],[2]

		(iv) Shared power to dispose or to direct the disposition of	None

[1]	Does not include (1) Class A Warrants to purchase 131,425 shares of common stock and (2) Class B Warrants to purchase 131,425 shares of common stock.

[2]	The number of shares reflect a 1 for 5 reverse stock split declared on July 14, 2003.

[3]	Based on 5,892,126 shares of Common Stock of the Issuer outstanding as of November 12, 2003.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of more that 5% on behalf of another person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date:  February 10, 2004

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004

Signature:	/s/ Annie Astor-Carbonell

Name	Annie Astor-Carbonell
Title:	Senior Executive Vice President Chief Financial Officer